November 28, 1995

Dear Shareholders:

While Colorado BondShares will likely not repeat its 1994 record as the number one single state municipal bond fund in the country this year, the news is still quite positive.

We finished our fiscal year ending September 30, 1995 having distributed substantially more tax-exempt income than our competitors. Others are touting their success based on total return statistics. Total return is the combination of capital gains plus dividends. We caution against overemphasizing this popular measure. In volatile markets capital gains in the short term tend to skew investment results. Over time, capital gains and losses in the bond market tend to offset each other. In order to truly benefit from the capital gains portion of total return you would have to sell your investment. Not only does this trigger a taxable event but it is inconsistent with a buy and hold strategy.

Over the past five years our performance is among the best in the country for a single state municipal bond fund according to Morningstar. This is largely because we have focused on the simple idea of maximizing dividends to shareholders.

We genuinely appreciate your continuing support and confidence. A more detailed review of the fund's fiscal year is provided in the audited financial statements which follow. We welcome any specific questions that you have.

Yours truly,

/s/ Fred R. Kelly, Jr.
Fred R. Kelly, Jr.
Portfolio Manager

OFFICERS AND TRUSTEES
         GEORGE N. DONNELLY, PRESIDENT AND
         CHAIRMAN OF THE BOARD OF TRUSTEES
         ANDREW B. SHAFFER, SECRETARY, TREASURER AND TRUSTEE
         FRED R. KELLY, JR. PORTFOLIO MANAGER

INVESTMENT ADVISOR
         FREEDOM FUNDS MANAGEMENT COMPANY

TRANSFER, SHAREHOLDER SERVICING,
AND DIVIDEND DISBURSING AGENT
         FREEDOM FUNDS MANAGEMENT COMPANY

DISTRIBUTOR
         SMITH HAYES FINANCIAL SERVICES CORP.

CUSTODIAN OF PORTFOLIO SECURITIES
         NORWEST INVESTMENTS AND TRUST, NORWEST BANK DENVER, N.A.

INDEPENDENT AUDITORS
         KPMG PEAT MARWICK LLP

LEGAL COUNSEL
         KUTAK ROCK


THIS REPORT IS SUBMITTED FOR THE GENERAL INFORMATION OF THE SHAREHOLDERS OF THE COLORADO BONDSHARES - A TAX-EXEMPT FUND. THIS REPORT MUST BE PRECEDED OR ACCOMPANIED BY A PROSPECTUS OF THE FUND. THE PROSPECTUS CONTAINS INFORMATION CONCERNING THE INVESTMENT POLICIES AND EXPENSES OF THE PORTFOLIO IN ADDITION TO OTHER PERTINENT INFORMATION. SHARES OF COLORADO BONDSHARES - A TAX-EXEMPT FUND ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY, AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

                          INDEPENDENT AUDITORS' REPORT



THE TRUSTEES AND SHAREHOLDERS OF
COLORADO BONDSHARES -
   A TAX-EXEMPT FUND:


We have audited the accompanying statements of investments and assets and liabilities of Colorado BondShares - a Tax- Exempt Fund as of September 30, 1995, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the eight-year period then ended and the period from June 4, 1987 (commencement of operations) to September 30, 1987. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1995, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Colorado BondShares - A Tax-Exempt Fund as of September 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the eight-year period then ended and the period from June 4, 1987 to September 30, 1987, in conformity with generally accepted accounting principles.



                             KPMG PEAT MARWICK LLP


Denver, Colorado
November 3, 1995

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF INVESTMENTS

SEPTEMBER 30, 1995
________________________________________________________________________________

       FACE                                                                                           MARKET
      AMOUNT                              COLORADO MUNICIPAL BONDS - 84.3%                            VALUE
      ------                             --------------------------------                             -----

 $   75,000      Adams County Pollution Control Revenue Refunding Series 1986A, 7.375% due
                          11/01/09                                                              $    77,625
    600,000      Arapahoe Water and Sanitation District, Arapahoe County, G.O. Refunding and
                          Improvement Series 1985, 10.50% due 12/01/04 (b)                          606,000
    250,000      Arapahoe Water and Sanitation District G.O. Refunding and Improvement Series
                          1986, 8.50% due 12/01/05                                                  264,675
    175,000      Arapahoe Water and Sanitation District G.O. Refunding and Improvement Series,
                          1988A, 9.25% due 12/01/13                                                 175,000
  1,000,000      Arapahoe Water and Sanitation District G.O. Refunding and Improvement Series,
                          1988A, 9.25% due 12/01/13 (b)                                           1,070,000
  2,250,000      Arapahoe Water and Sanitation District G.O. Refunding Series 1995B, 8.50% due
                          12/01/20                                                                2,154,375
    525,000      Arrowhead Metropolitan District G.O. Refunding and Improvement  Series 1986,
                          8.50% due 11/01/06 (b)                                                    549,035
    575,000      Arvada Multifamily Rental Housing Revenue Series 1993, 7.50%
                          due 12/15/18                                                              566,375
    218,600      Aurora Centretech Metropolitan District G.O. Refunding and Improvement Series
                          1994, 6.00% due 12/01/23                                                   99,000
     50,000      City of Aurora Water Refunding G.O. Series 1987, 6.75%
                          due 11/01/12 (b)                                                           50,500
    480,000      Bear Creek LID #1 Special Assessment Refunding Series 1993, 6.5%
                          due 3/15/98                                                               480,000
    100,000      Boulder County Single Family Mortgage Revenue Series 1982A, 10.00% due
                          5/01/99                                                                    92,000
    545,000      Boulder County Zero Coupon Single Family Mortgage Revenue Series 1983, 11.00%
                          due 12/01/14 (d)                                                           61,531
    545,000      Briargate Public Building Authority, Landowner Assessment Lien Series 1985A
                          and 1986A, 9.50%-10.25% due 12/15/95-05 (a)                               223,102
    555,000      Town of Castle Rock LID Series 1988-2D Special Assessment, 9.25%-10.375% due
                          12/01/08 (a)                                                              111,000
    665,000      Centennial Downs Metropolitan District G.O. Refunding Series 1985, 10.50%,
                          due 12/01/04 (b)                                                          671,650
    60,389       Centennial Downs Metropolitan District Cash Payment Deficiency Bond Series
                          1993, 8.09%  due 12/01/34                                                  21,758
    591,853      Centennial Downs Metropolitan District Limited Tax Refunding Bond Series
                          1993, 8.09%  due 12/01/34                                                 217,364
    271,980      Centennial Downs Metropolitan Interest Certificate Series 1993, 6.00% due
                          12/01/34 (c)                                                                    3
    295,000      Cherry Hills Farm Metropolitan District G.O. Refunding Series 1992, 6.50% due
                          12/01/95-97                                                               297,050

                                                                     (Continued)

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF INVESTMENTS, CONTINUED

SEPTEMBER 30, 1995
________________________________________________________________________________


       FACE                                                                                          MARKET
      AMOUNT                             COLORADO MUNICIPAL BONDS - 84.3%                            VALUE
      ------                             --------------------------------                            -----

 $ 2,009,520     Colorado Centre Metropolitan District Limited Tax and Special Revenue Series
                          1992A, principal only, 0.00% due 1/01/27 (e)                         $    20,095
   2,008,335     Colorado Centre Metropolitan District Limited Tax and Special Revenue Series
                          1992A, interest only, 9.00% due 1/01/27 (f)                            1,634,062
   6,465,662     Colorado Centre Metropolitan District Limited Tax and Special Revenue Series
                          1992B, 10.19% due 1/01/32 (g)                                             64,657
     370,000     Colorado Health Facilities Authority Revenue Bethesda Psyc-health System
                          Project Series 1987, 8.875%-9.125% due 9/01/07-17 (b)                    403,373
       5,000     Colorado Health Facilities Authority Hospital Refunding Revenue National
                          Jewish Center Series 1992, 6.15% due 2/15/98                               4,900
     190,000     Colorado Health Facilities Authority Refunding Revenue Porter Memorial
                          Hospital Series 1986A, 7.40% due 2/01/16 (b)                             200,830
     240,000     Colorado Health Facilities Authority Revenue Refunding Swedish Medical
                          Center Series 1987, 7.00% due 10/01/15                                   237,600
   1,610,000     Colorado Postsecondary Educational Facilities Authority Revenue National
                          Technical University Project Series 1993, 7.375% -7.75% due
                          12/01/97-10                                                            1,611,425
      75,000     Colorado Postsecondary Educational Facilities Authority Revenue The Naropa
                          Institutional Project Series 1990, 7.875% due 9/01/10 put 9/01/97         76,125
      10,000     Colorado Springs Cottonwood GID G.O. Series 1986, 2.39% Variable Rate due
                          12/01/31                                                                   2,800
   1,000,000     Colorado Springs Spring Creek GID G.O. Series 1987, 9.375%
                          due 12/01/06 (a)                                                         450,000
     350,000     Colorado Tech Center Metropolitan District G.O. Refunding Series 1989, 9.75%
                          due 6/01/09                                                              350,000
     540,000     Columbia Metropolitan District G.O. Series 1986, 9.00%-9.50% due
                          12/01/97-05                                                              545,400
   1,185,000     Columbia Metropolitan District G.O. Improvement Series 1992, 7.10% - 8.50%
                          due 11/01/95-11/01/12                                                  1,432,120
     250,000     Copper Mountain Metropolitan District G.O. Refunding Series 1989A, 8.00% due
                          11/01/04                                                                 252,500
     500,000     Copper Mountain Water and Sanitation District G.O. Refunding Series 1989A,
                          8.20% due 12/01/09                                                       505,000
     595,000     Cordillera Metropolitan District G.O. Series 1994A, 8.00% due
                          12/01/09                                                                 600,950
     500,000     Cordillera Metropolitan District G.O. Series 1994, 8.25% due
                          12/01/13                                                                 500,000

                                                                     (Continued)

COLORADO BONDSHARES -
A TAX-EXEMPT FUND
STATEMENT OF INVESTMENTS, CONTINUED
SEPTEMBER 30, 1995
________________________________________________________________________________


       FACE                                                                                          MARKET
      AMOUNT                             COLORADO MUNICIPAL BONDS - 84.3%                            VALUE
      ------                             --------------------------------                            -----

 $  175,000      City and County of Denver Zero Coupon Single Family Mortgage Revenue Series
                          1984, 11.63% due 9/01/15 (d)                                         $    18,861
     15,000      City and County of Denver Zero Coupon Single Family Mortgage Revenue Series
                          1985A, 11.63% due 9/01/16 (d)                                              1,596
     50,000      Metropolitan Denver Sewage Disposal District No. 1 Series 1986A, 6.75% due
                          4/01/11 (b)                                                               51,672
    555,000      Douglas County LID #3 Series 1991, 9.75%-10.00% due
                          8/01/97-02                                                               554,025
    575,000      Dove Valley Metropolitan District G.O. Refunding & Improve-ment Series 1988,
                          8.90%-9.50% due 12/01/99-08                                              586,500
    505,000      Dove Valley Metropolitan District G.O. Refunding & Improve-ment Series 1989,
                          8.25% due 12/01/08                                                       505,000
    600,000      Eaglebend Affordable Housing Corporation Revenue Series 1990A-2, 10.00% due
                          7/01/21                                                                  582,000
    500,000      Eaglebend Affordable Housing Corporation Revenue Series 1991B, 10.00% due
                          7/01/21                                                                  485,000
    100,000      Edwards Metropolitan District G.O. Refunding Series 1988, 9.00%
                          due 12/01/06                                                             100,000
     90,000      El Paso County LID 85-2 Special Assessment Refunding Series 1988,
                          8.875%-9.00% due 9/01/00 (a)                                              18,000
    100,000      El Paso County Pheasant Run LID Special Assessment Bonds Series 1986-2,
                          9.25% due 9/01/99 (a)                                                     26,000
    500,000      El Paso County School District No. 20 Zero Coupon G.O. Refunding Series
                          1993A, 6.10% due 6/15/08 (d)                                             228,930
  1,500,000      Fairlake Metropolitan District G.O. Series 1989, 9.00%
                          due 6/01/09                                                            1,515,000
     10,000      Fairlake Metropolitan District G.O. Series 1991, 9.625%
                          due 12/01/98                                                              10,000
    515,000      Forest Hills Metropolitan District G.O. Refunding Series 1992B, 7.75% due
                          11/01/99                                                                 527,875
     95,000      Fort Collins Special Assessment Series 1989, 8.75% due
                          8/01/01                                                                   95,475
    500,000      Fort Collins G.O. Water Series 1982, 10.00% due
                          12/01/99 (b)                                                             560,000
     60,000      Green Valley Ranch Metropolitan District G.O. Series 1985, 10.00%-10.25%
                          due 12/01/96-02                                                           60,000
    500,000      Green Valley Ranch Metropolitan District G.O. Series 1991, 8.00% due
                          12/01/03                                                                 500,000
    490,000      Greenwood North Metropolitan District G.O. Refunding Series 1993,
                          4.40%-5.00% due 12/01/98-01                                              462,801
     10,000      Hyland Hills Park & Recreation District Special Revenue Improvement Series
                          1992, 7.10% due 12/15/00                                                  10,000

                                                                     (Continued)

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF INVESTMENTS, CONTINUED

SEPTEMBER 30, 1995
________________________________________________________________________________


       FACE                                                                                          MARKET
      AMOUNT                             COLORADO MUNICIPAL BONDS - 84.3%                            VALUE
      ------                             --------------------------------                            -----
 $   340,000     Idledale Fire Protection District G.O. Series 1993, 5.20%-5.80% due
                          12/15/03-07                                                          $   321,138
     500,000     Interstate South Metropolitan District G.O. Series 1985A, 10.50% due
                          12/01/02 (b)                                                             505,000
     210,000     Interstate South Metropolitan District G.O. Refunding & Improvement Series
                          1986, 9.50% due 12/01/06 (b)                                             224,280
     640,000     Interstate South Metropolitan District G.O. Refunding & Improvement Series
                          1989, 8.375% due 12/01/05-09                                             658,900
   1,185,000     Interstate South Metropolitan District Zero Coupon G.O. Refunding &
                          Improvement Series 1989, 9.00% due 12/01/10-14 (d)                       257,226
   1,085,000     Interstate South Metropolitan District G.O. Series 1994, 8.00% due
                          12/01/09                                                               1,090,425
     500,000     La Plata County Recreational Facilities Revenue Refunding Durango Ski
                          Corporation Project Series 1989A, 9.00% due 02/01/10                     250,000
      65,000     City of Lakewood Zero Coupon Single Family Mortgage Series 1985, 11.10% due
                          5/01/15 (d)                                                                7,832
     110,000     Larimer County Zero Coupon Single Family Mortgage Revenue Series 1985,
                          11.25% due 4/01/15 (d)                                                    13,008
     315,000     City of Las Animas Water G.O. Series 1989, 8.60% due
                          12/01/09                                                                 319,725
   1,000,000     City of Louisville Sales Tax Revenue Series 1989, 8.60% due
                          11/15/13 (b)                                                           1,131,000
     220,000     Mesa County Single Family Mortgage Revenue Series 1982, 10.75%
                          due 12/01/99                                                              27,434
   1,250,000     Mid Valley Metropolitan District G.O. Refunding & Improve-ment Series 1989,
                          8.90% due 12/15/04                                                     1,392,688
      15,000     Montrose County Airport Authority Airport Revenue Refunding & Improvement
                          Series 1987, 9.50% due 12/01/07 F (b)                                     16,753
      750,000    Mountain Village Metropolitan District G.O. Series 1992, 7.95%
                          due 12/01/03                                                             839,025
      350,000    Town of Nederland G.O. Water Refunding Series 1989, 8.50% due
                          8/15/13                                                                  363,405
      280,000    Northern Metropolitan District Limited Tax Revenue Refunding Series 1992A,
                          8.20% -8.875% due 12/01/22                                               278,020
      852,700    Northern Metropolitan District Limited Tax Revenue Refunding Series 1992B,
                          0.00%  due 12/01/22 (c)                                                  227,391
      858,750    Northern Metropolitan District Limited Tax Revenue Refunding Series 1992B,
                          8.25%-8.875% due 12/01/22 (c)                                                  -
       15,000    Northgate Public Building Authority Landowner Assessment Lien Series 1987A,
                          8.25% due 12/01/00 (a)                                                     3,300

                                                                     (Continued)

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF INVESTMENTS, CONTINUED

SEPTEMBER 30, 1995
________________________________________________________________________________


       FACE                                                                                          MARKET
      AMOUNT                             COLORADO MUNICIPAL BONDS - 84.3%                            VALUE
      ------                             --------------------------------                            -----
 $   150,000     Panorama Metropolitan District G.O. Series 1986, 9.50% due
                          12/01/05 (b)                                                         $    159,872
       5,000     Panorama Metropolitan District G.O. Series 1986, 9.50% due
                          12/01/05                                                                    5,000
   1,055,000     Panorama Metropolitan District G.O. Refunding Series 1989B, 9.00% due
                          12/01/09                                                                1,065,550
     150,000     Park Meadows Metropolitan District G.O. Refunding & Improvement Series 1985,
                          9.80%-10.75% due 12/01/95-04                                              150,350
   1,000,000     Piney Creek Metropolitan District Refunding Series 1989A, 8.50%
                          due 12/01/14                                                            1,046,800
     410,000     Plains Metropolitan District G.O. Series 1986, 8.50%-9.25% due
                          12/01/96-6/01/06                                                          328,000
     225,000     Pueblo Urban Renewal Authority Revenue Series 1994B, 5.05% due 12/01/19, put
                          12/01/96                                                                  224,438
     155,716     Roxborough Village Metropolitan District Series 1993A, 9.00% due
                          12/31/16                                                                  141,701
     229,187     Roxborough Village Metropolitan District Series 1993B, principal only, 0.00%
                          due 12/31/21 (e)                                                           22,919
      11,954     Roxborough Village Metropolitan District Series 1993B, interest only, 10.41%
                          due 1/01/43 (f)                                                               124
     240,000     Saint Vrain Sanitation District G.O. Series 1987, 9.625% due
                          12/01/06                                                                  268,032
     500,000     City of Salida Sales Tax Revenue Refunding & Improvement Series 1990, 8.20%
                          due 12/01/11                                                              520,000
     125,000     San Miguel County Housing Authority Multifamily Telluride Village Zero
                          Coupon Revenue Refunding Series 1993, 7.00% due 7/01/98 (d)               104,800
     535,000     San Miguel County Housing Authority Multifamily Telluride Village Revenue
                          Refunding Series 1993, 6.30% due 7/01/13                                  497,192
     185,000     San Miguel County School District No. R-1 G.O. Series 1992, 8.50%  due
                          12/01/98                                                                  201,650
      25,000     Southgate Corporate Center Metropolitan District G.O. Refunding Series 1988,
                          8.10% due 12/01/00 (b)                                                     25,250
     100,000     Southtech Metropolitan District G.O. Series 1994, 5.35%-5.85% due
                          12/01/01-12/01/04                                                          97,092
     385,000     Squaw Creek Metropolitan District Revenue Series 1994, 5.25% due 12/01/13,
                          put 12/01/98                                                              383,075
     610,000     Valley Metropolitan District G.O. Revenue Series 1992, 7.00% due
                          12/15/06                                                                  603,900
     100,000     Walsenburg Natural Gas Revenue Series 1968, 6.25% due
                          6/01/98-6/01/99                                                            99,500

                                                                     (Continued)

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF INVESTMENTS, CONTINUED

SEPTEMBER 30, 1995
________________________________________________________________________________

       FACE                                                                                          MARKET
      AMOUNT                             COLORADO MUNICIPAL BONDS - 84.3%                            VALUE
      ------                             --------------------------------                            -----
 $    75,000     City of Westminster Special Assessment Series 1988, 9.00% due
                          12/01/03                                                             $     75,000
     200,000     City of Westminster Sheridan Park GID G.O. Series 1986, 9.50% due
                          12/01/05(b)                                                               202,000
       5,000     Wright Farms Metropolitan District G.O. Series 1986, 9.75% due
                          12/01/05                                                                    5,050
                                                                                               ------------

                 Total Colorado Municipal Bonds (cost $39,216,598)                               37,732,460
                                                                                               ------------

                                  COLORADO CERTIFICATES OF PARTICIPATION - 0.9%
                                  ---------------------------------------------


     100,000     Arapahoe Library District Certificates of Participation Series 1990, 6.55%
                          due 12/15/96                                                              101,750
     230,000     Huerfano County Refunding Certificates of Participation Series 1993, 4.20% -
                          4.50% due 12/01/95 - 96                                                   228,450
      50,000     Las Animas County School District  No. 001 Certificates of Participation
                          Series 1991A, 8.00% due 12/01/10                                           52,000
                                                                                               ------------


                 Total Colorado Certificates of Participation Bonds (cost $385,862)                 382,200
                                                                                               ------------


                               COLORADO INDUSTRIAL DEVELOPMENT REVENUE BONDS - 3.3%
                               ----------------------------------------------------

       5,000     City and County of Denver American Water Works Association Series 1987,
                          10.00% due 3/01/07                                                          5,000
     200,000     City and County of Denver Desks Colorado Project Series 1983, 4.60% due
                          10/15/05 (put 10/15/96)                                                   200,000
   1,305,000     City of Fort Collins The Opera House Project Series 1986, 8.75%-9.125% due
                          12/01/10-16                                                             1,291,950
                                                                                               ------------


                 Total Colorado Industrial Development Revenue
                          Bonds (cost $1,502,325)                                                 1,496,950
                                                                                               ------------


                 Total investments, at value (cost $41,104,785)        88.5%                     39,611,610


                 Other assets net of liabilities                       11.5                       5,156,673
                                                                      -----                    ------------


                 Net assets                                           100.0%                   $ 44,768,283
                                                                      =====                    ============

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF INVESTMENTS, CONTINUED

SEPTEMBER 30, 1995
________________________________________________________________________________



(A) Non-income producing based upon the financial condition of the issuer (see footnote 1).

(B) Originally issued as general obligation bonds but are now prerefunded and are secured by an escrow fund consisting entirely of direct U.S. Government obligations.

(C) Represents interest certificates whose characteristics are similar to zero coupon bonds. All interest based on the coupon rate is remitted upon maturity.

(D) Interest rate shown for zero coupon bonds represents the effective yield at the date of acquisition.

(E) Principal-only certificate represents the right to receive the principal payments on the underlying debt security upon maturity. The price of this security is typically more volatile than that of coupon-bearing bonds of the same maturity.

(F) Interest-only certificate represents the right to receive semi-annual interest payments on the underlying debt security. The principal amount of the underlying security represents the notional amount on which current interest is calculated. The interest rate shown represents the effective yield at the date of acquisition.

(G) Interest rate disclosed for cash flow bond represents the effective yield at September 30, 1995. Income on this security is derived from the cash flow of the issuer.

The following abbreviations are used in the descriptions of securities included in the Statement of Investments:

      G.O.     - General Obligations
      LID      - Local Improvement District
      GID      - General Improvement District


See accompanying notes to financial statements.

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF ASSETS AND LIABILITIES

SEPTEMBER 30, 1995
________________________________________________________________________________


 ASSETS
 ------


 Investments, at value (cost $41,104,785) - see
   accompanying statement                                                                  $ 39,611,610
 Cash                                                                                         4,019,168

 Receivables:
   Interest                                                                                   1,273,557
   Shares of beneficial interest sold                                                            14,293
   Investments sold                                                                              26,919
                                                                                            -----------

         Total assets                                                                        44,945,547
                                                                                            -----------


 LIABILITIES
 -----------

                                                                                                      .
 Payables and other liabilities:

   Dividends                                                                                    127,847
   Shares of beneficial interest redeemed                                                         3,500
   Investments purchased                                                                          4,615
   Accrued expenses and other                                                                    41,302
                                                                                            -----------

         Total liabilities                                                                      177,264
                                                                                            -----------

         Net assets                                                                        $ 44,768,283
                                                                                             ==========

 COMPOSITION OF NET ASSETS
 -------------------------

 Paid-in capital                                                                           $ 46,621,637
 Accumulated net realized loss from investment transactions                                    (360,179)
 Net unrealized depreciation of investments (note 3)                                         (1,493,175)
                                                                                            -----------

         Net assets
                                                                                           $ 44,768,283
                                                                                             ==========
 Net asset value and redemption value per share (based on 4,887,331
   shares of beneficial interest outstanding)                                              $       9.16
                                                                                             ==========

 Maximum offering price per share (net asset value plus sales charge
   of 4.75% of offering price)                                                             $       9.62
                                                                                             ==========


See accompanying notes to financial statements.

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 1995
________________________________________________________________________________


 Investment income - interest                                                               $ 3,281,447
                                                                                              ---------
 Expenses:

   Management fees (note 4)                                                                     215,384
   Transfer agency expenses (note 4)                                                             35,526
   Custodian fees (note 5)                                                                       32,189
   Legal and auditing fees                                                                       56,508
   Shareholders' reports and proxy statements                                                    15,142
   Fidelity bond                                                                                  5,984
   Trustees' fees                                                                                 2,766
   Other                                                                                          2,039
                                                                                              ---------

         Total expenses                                                                         365,538
                                                                                              ---------

 Earnings credits on cash balances (note 5)                                                     (32,189)
                                                                                              ---------

         Net expenses                                                                           333,349
                                                                                              ---------

         Net investment income                                                                2,948,098
                                                                                              ---------

 Realized and unrealized gain (loss) on investments:
   Net realized loss on investments                                                            (143,604)
                                                                                              ---------
   Net unrealized depreciation of investments:
      Beginning of year                                                                      (2,072,301)
      End of year                                                                            (1,493,175)
                                                                                              ---------

         Net change in unrealized depreciation on investments                                   579,126
                                                                                              ---------

         Net realized and unrealized gain on investments                                        435,522
                                                                                              ---------

         Net increase in net assets resulting from operations                               $ 3,383,620
                                                                                              =========


See accompanying notes to financial statements.

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

STATEMENTS OF CHANGES IN NET ASSETS

YEARS ENDED SEPTEMBER 30, 1995 AND 1994
________________________________________________________________________________


                                                                               1995         1994
                                                                               ----         ----
 From investment activities:
   Net investment income                                                $  2,948,098        2,688,145
   Net realized loss on investments                                         (143,604)         (95,539)
   Net change in unrealized appreciation or (depreciation) on
      investments                                                            579,126         (141,740)
                                                                          ----------       ----------

         Net increase in net assets resulting from operations              3,383,620        2,450,866
                                                                          ----------       ----------

   Dividends to shareholders from net investment income                   (2,947,825)      (2,692,678)

 From beneficial interest transactions:
   Proceeds from sale of shares                                            6,594,466        9,390,264
   Dividends reinvested                                                    1,915,678        1,731,218
   Payments for shares redeemed                                           (5,967,321)      (3,862,743)
                                                                          ----------       ----------

         Increase in net assets derived from
             beneficial interest transactions                              2,542,823        7,258,739
                                                                          ----------       ----------

         Net increase in net assets                                        2,978,618        7,016,927

 Net assets:
   Beginning of year                                                      41,789,665       34,772,738
                                                                          ----------       ----------

   End of year, including undistributed net investment
      income of $-0- and $106, respectively                             $ 44,768,283       41,789,665
                                                                          ==========       ==========


See accompanying notes to financial statements.

COLORADO BONDSHARES -
     A TAX-EXEMPT FUND

     FINANCIAL HIGHLIGHTS


                                                                     Year ended September 30
                                       ----------------------------------------------------------------------------------------



                                                  1995        1994           1993           1992             1991
                                                  ----        ----           ----           ----             ----
        PER SHARE OPERATING DATA:
        Net asset value, beginning
        of period                            $   9.07           9.13           9.07           8.96             8.93
                                               ------         ------         ------         ------           ------


        Net investment income                     .60            .63            .66            .68              .71


        Net realized and unrealized
        gain (loss) on investments                .09           (.06)           .07            .10              .03
                                               ------         ------         ------         ------           ------


        Increase (decrease) from
        investment operations                     .69            .57            .73            .78              .74


        Dividends from net invest-
        ment income                              (.60)          (.63)          (.67)          (.67)            (.71)
                                               ------         ------         ------         ------           ------

        Net increase (decrease)
        in net asset value                        .09           (.06)           .06            .11              .03
                                               ------         ------         ------         ------           ------


        Net asset value, end of period       $   9.16           9.07           9.13           9.07             8.96
                                               ======         ======         ======         ======           ======

        TOTAL RETURN, AT NET ASSET
        VALUE (1)                                8.05%          6.50%          8.53           9.09             8.49
                                               ======         ======         ======         ======           ======


        RATIOS/SUPPLEMENTAL DATA:

        Net assets, end of period
        (000)s                               $ 44,768          41,790        34,773         27,585           25,177
                                               ======          ======        ======         ======           ======

        Ratios to average net assets:

        Expenses (2)                              .84             .74           .81            .94             1.06
        Net investment income                    6.81%           6.96          7.27           7.61             8.04



        Portfolio turnover ratio (3)            27.48%          22.04          7.87           5.00             9.35
                                              =======          ======        ======         ======           ======


                                                                                            Period
                                                                                             ended
                                                                                          September 30,
                                                  1990          1989           1988          1987*
                                                  ----          ----           ----          -----
        PER SHARE OPERATING DATA:
        Net asset value, beginning
        of period                            $   9.61             9.59         9.43          10.00
                                               ------           ------       ------          -----


        Net investment income                     .74              .74          .77            .26


        Net realized and unrealized
        gain (loss) on investments               (.68)             .03         (.16)          (.57)
                                               ------           ------       ------          -----


        Increase (decrease) from
        investment operations                     .06              .77          .61           (.31)


        Dividends from net invest-
        ment income                              (.74)            (.75)        (.77)          (.26)
                                               ------          ------        ------          -----

        Net increase (decrease)
        in net asset value                       (.68)             .02          .16           (.57)
                                               ------           ------       ------          -----


        Net asset value, end of period       $   8.93             9.61         9.59           9.43
                                               ======           ======       ======          =====

        TOTAL RETURN, AT NET ASSET
        VALUE (1)                                0.61             8.49         9.57          (2.59)**
                                               ======           ======       ======          =====


        RATIOS/SUPPLEMENTAL DATA:

        Net assets, end of period
        (000)s                                 34,397           37,551       15,319          5,992
                                               ======           ======       ======          =====

        Ratios to average net assets:

        Expenses (2)                              .82              .79          .43            .34**
        Net investment income                    7.85             8.80         7.38           7.79**



        Portfolio turnover ratio (3)            34.54            11.58        11.12          58.64**
                                               ======           ======       ======          =====

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

FINANCIAL HIGHLIGHTS, CONTINUED
________________________________________________________________________________


  * For the period June 4, 1987 (commencement of operations) to September 30, 1987.
 **  Annualized.

(1) Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.

(2) Beginning in fiscal 1995 the expense ratio reflects the effect of gross expenses (including those paid indirectly by the Fund via earnings credits on cash balances). Prior period expense ratios have not been adjusted.

     Absent voluntary expense reimbursement by the Fund's investment adviser, the expense ratio for the years and period ended September 30, 1989, 1988, and 1987 would have been .86%, 1.27%, and 3.13%, respectively. There have been no voluntary reimbursements subsequent to fiscal 1989.

(3) The portfolio turnover ratio is computed by dividing the lesser of purchases or sales of portfolio securities for a period by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity date of one year or less at the time of acquisition are excluded from the calculation.

     Purchases and sales of investment securities (excluding short-term securities) for the year ended September 30, 1995 were $11,145,796 and $13,600,591, respectively.


See accompanying notes to financial statements.

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 1995 AND 1994
________________________________________________________________________________


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Colorado BondShares - A Tax-Exempt Fund (the Fund) is registered under the Investment Company Act of 1940 as amended, as a diversified, open-end management company. The Fund's investment adviser is Freedom Funds Management Company (Freedom Funds), formerly known as Hanifen, Imhoff Management Company, Inc. The following is a summary of significant accounting policies consistently followed by the Fund.

     INVESTMENT VALUATION

     The value of investments are determined using prices quoted by one or more independent broker/dealers dealing in municipal bonds. The Fund does not record amortization of premiums or accretion of discounts for financial statement purposes, except for original issued discounts on zero coupon bonds which are amortized to maturity using the effective yield method. Short-term debt securities having a remaining maturity of 60 days or less are valued at amortized cost which approximates market value.

     INCOME TAXES

     The Fund intends to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all its net investment income to shareholders. Therefore, no tax provision is required.

     OTHER

     Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Dividends to shareholders are declared each business day and paid monthly. Distributions to shareholders are recorded on the ex-dividend date. Realized gains and losses from investment transactions are calculated using the identified-cost basis which is the same basis the Fund uses for federal income tax purposes. The Fund discontinues the accrual of interest income on municipal bonds when the securities become delinquent as to payment of principal or interest, or when the Fund's investment adviser determines that an uncertainty exists as to the realization of all or a portion of the principal balance. The face amount and market value of bonds, for which the accrual of interest income has been discontinued, approximated $2,305,000 and $831,000 (1.9% of net assets), respectively, as of September 30, 1995.

COLORADO BONDSHARES -
A TAX-EXEMPT FUND

NOTES TO FINANCIAL STATEMENTS, CONTINUED

________________________________________________________________________________


(2)  SHARES OF BENEFICIAL INTEREST

     At September 30, 1995, there was an unlimited number of no par value shares of beneficial interest authorized. Transactions in shares of beneficial interest for the years ended September 30, 1995 and 1994 were as follows:


                                            1995               1994
                                            ----               ----
 Sold                                     727,055             1,031,501
 Dividends reinvested                     210,777               190,297
                                          -------             ---------

                                          937,832             1,221,798
 Redeemed                                (657,433)             (424,541)
                                          -------             ---------

         Net increase                     280,399               797,257
                                          =======             =========

(3)  UNREALIZED GAINS AND LOSSES

     At September 30, 1995, the net unrealized depreciation on investments of $1,493,175 was comprised of gross appreciation of $1,167,874 and gross depreciation of $2,661,049.

(4)  MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

     Management fees paid to Freedom Funds were in accordance with the investment advisory agreement with the Fund which provides for an annual fee equivalent to 0.5% of the net assets of the Fund. Freedom Funds pays all expenses associated with advertising, marketing, and distributing the Fund's shares and serves as the transfer agent, dividend disbursing agent, and registrar for the Fund. Freedom Funds provided transfer agency services as part of the management fee arrangement for the fiscal year ended September 30, 1995. Transfer agency expenses represent direct expenses charged to the Fund by third parties.

(5)  EARNINGS CREDITS ON CASH BALANCES

     Earnings credits on cash balances maintained with the custodian by the Fund resulted in offsetting custodian fees incurred for the safeguarding of Fund assets.

                         FEDERAL INCOME TAX INFORMATION
                                  (unaudited)


In early 1996, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1995. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

During fiscal year ended September 30, 1995, 100 percent of the dividends paid by Colorado BondShares A Tax-Exempt Fund from net investment income should be treated as tax-exempt dividends.

                           [Colorado BondShares logo]

                               A Tax-Exempt Fund

                                 ANNUAL REPORT

                               September 30, 1995